SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 3)

                            Monro Muffler Brake, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    610236101
                                 (CUSIP Number)

                                Peter J. Solomon
                          767 Fifth Avenue, 26th Floor
                            New York, New York 10153
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 25, 2003
                     (Date of event which requires filing of
                                this statement).


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 610236101                  13D/A                 Page 2 of 11 Pages


-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON                             Peter J. Solomon
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                      (a)  [ ]
                                                   (b)  [X]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY
-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                                                   SC; PF; OO
-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                   United States
-------------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER          280,355 (includes 30,390 shares
                   of Common Stock underlying presently exercisable stock
SHARES             options and 138,600 shares of Common Stock into which 20,000 shares of Class C Preferred Stock are presently convertible)

              -----------------------------------------------------------------

BENEFICIALLY  (8)  SHARED VOTING POWER        1,060,695 (1) (includes 311,850
                   shares of Common Stock into which 45,000 shares of Class C
                   Preferred Stock are presently convertible)
OWNED BY      -----------------------------------------------------------------

EACH          (9)  SOLE DISPOSITIVE POWER     280,355 (includes 30,390 shares
                   of Common Stock underlying presently exercisable stock
                   options and 138,600 shares of Common Stock into which 20,000 shares of Class C Preferred Stock are presently convertible)
REPORTING     -----------------------------------------------------------------

PERSON WITH  (10)  SHARED DISPOSITIVE POWER   1,060,695 (1) (includes 311,850
                   shares of Common Stock into which 45,000 shares of Class C
                   Preferred Stock are presently convertible)
-----------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON            1,341,050 (1) (includes 30,390
                   shares of Common Stock underlying presently exercisable
                   stock options and 450,450 shares of Common Stock into which
                   65,000 shares of Class C Preferred Stock are presently
                   convertible)
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)                [  ]
-----------------------------------------------------------------------------

     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)               14.5%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
            (SEE INSTRUCTIONS)                IN


(1) As set forth in Item 5(b), Mr. Solomon disclaims beneficial ownership with respect to 1,060,695 of the shares reported herein.


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CUSIP No. 610236101                  13D/A                 Page 3 of 11 Pages



ITEM 1.       SECURITY AND ISSUER.

         The Schedule 13D (the "Schedule 13D") initially filed on November 25, 1992 and previously amended on June 9, 1993 and March 5, 1996 by the undersigned relating to the common stock, par value $.01 per share (the "Common Stock"), issued by Monro Muffler Brake, Inc., a New York corporation (the "Company"), is hereby amended and restated by this Amendment No. 3 to the Schedule 13D. The Company's principal executive offices are located at 200 Holleder Parkway, Rochester, New York 14615-3808.

ITEM 2.       IDENTITY AND BACKGROUND.

         (a) This statement is filed by Peter J. Solomon ("Mr. Solomon").

         (b)-(c) Mr. Solomon is the Chairman of Peter J. Solomon Company, L.P., an investment banking firm located at 767 Fifth Avenue, 26th Floor, New York, New York 10153. Mr. Solomon is also a director of the Company.

         (d) Mr. Solomon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Mr. Solomon has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Solomon is a citizen of the United States.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

          The net investment cost (including broker's fees and commissions, if any) of the 111,365 shares of Common Stock (adjusted for stock splits and dispositions) directly beneficially owned by Mr. Solomon is approximately $382,650, which came from the personal funds of Mr. Solomon. The beneficial ownership of 30,390 shares reported herein reflects grants by the Company to Mr. Solomon of options to purchase shares of Common Stock pursuant to the Company's Non-Employee Directors' Stock Option Plans. The net investment cost (including broker's fees and commissions, if any) of the 20,000 shares of the Company's Class C Convertible Preferred Stock, par value $1.50 per share (the "Class C Preferred Stock"), directly beneficially owned by Mr. Solomon is approximately $30,000, which came from the personal funds of Mr. Solomon. One share of Class C Preferred Stock is presently convertible into 6.93 shares of Common Stock.

         Mr. Solomon is the co-trustee of the Joshua N. Solomon 94 Trust, UA August 19, 1994 (the "Joshua N. Solomon Trust"), which acquired (i) 250,434 shares of Common Stock (adjusted for stock splits and dispositions) from Peter
J. Solomon and Linda N. Solomon, trustees U/A dated December 30, 1980, FBO Joshua N. Solomon and (ii) 13,500 shares of the Class C Preferred Stock from Richard and Linda Solomon, trustees U/A dated December 8, 1983, FBO Joshua N. Solomon, each in a transfer of assets to the Joshua N. Solomon Trust.


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CUSIP No. 610236101                  13D/A                 Page 4 of 11 Pages



         Mr. Solomon is the co-trustee of the Abigail R. Solomon 95 Trust, UA April 10, 1995 (the "Abigail R. Solomon Trust"), which acquired (i) 252,074 shares of Common Stock (adjusted for stock splits and dispositions) from Peter
J. Solomon and Linda N. Solomon, trustees U/A dated December 30, 1980, FBO Abigail R. Solomon and (ii) 14,500 shares of Class C Preferred Stock from Richard and Linda Solomon, trustees U/A dated December 8, 1983, FBO Abigail R. Solomon, each in a transfer of assets to the Abigail R. Solomon Trust.

         Mr. Solomon is the co-trustee of the Kate J. Solomon 97 Trust, FBO Kate
J. Solomon UAD July 21, 1997 (the "Kate J. Solomon Trust," and collectively with the Joshua N. Solomon Trust and the Abigail R. Solomon Trust, the "Trusts"), which acquired (i) 246,337 shares of Common Stock (adjusted for stock splits and dispositions) from Peter J. Solomon and Linda N. Solomon, trustees U/A dated December 30, 1980, FBO Kate J. Solomon and (ii) 17,000 shares of Class C Preferred Stock from Richard and Linda Solomon, trustees U/A dated December 8, 1983, FBO Kate J. Solomon, each in a transfer of assets to the Kate J. Solomon Trust.


ITEM 4.       PURPOSE OF TRANSACTION.

         The Company's securities were acquired for investment. Mr. Solomon may make further purchases of shares of Common Stock from time to time and may dispose of any or all of such shares at any time. Mr. Solomon is not currently involved in, and has no present intention to become involved in the formulation of, any plan or proposal that relates to, or could result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D. Mr. Solomon may, at any time and from time to time, review or reconsider his position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

         As further discussed in Item 5, Mr. Solomon may be deemed to be the beneficial owner of 65,000 shares of Class C Preferred Stock, which constitute all of the shares of Class C Preferred Stock outstanding as of the date hereof. Pursuant to the Company's Certificate of Incorporation, the vote of the holders of at least 60% of the shares of Class C Preferred Stock at the time outstanding, voting separately as a class, or, alternatively, the written consent of the holders of all outstanding shares of Class C Preferred Stock, is needed to effect or validate any action approved by a vote of the holders of shares of Common Stock. Therefore, the holders of the Class C Preferred Stock have an effective veto over all matters put to a vote of the holders of the Common Stock. Accordingly, Mr. Solomon has the power to, from time to time or at any time, vote such preferred shares, or grant or withhold consent, in a manner designed to block actions approved by the holders of the Common Stock. Mr. Solomon has no present intention to block any such action.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof, Peter J. Solomon may be deemed to be the beneficial owner of 1,341,050 shares of Common Stock, constituting 14.5% of the Common Stock outstanding. The percentages throughout this Item 5 are based upon 9,257,587 outstanding shares of Common Stock, which includes (i) 8,641,186 shares of Common Stock reported to be outstanding as of July 26, 2003, as reflected in the Company's Form 10-Q for the quarter ended June 28, 2003 and
(ii) 619,440 shares of Common Stock that would be outstanding upon (x) the


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CUSIP No. 610236101                  13D/A                 Page 5 of 11 Pages



conversion of 65,000 shares of Class C Preferred Stock beneficially owned by Mr. Solomon and the Trusts and (y) the exercise of options for 30,390 shares of Common Stock held by Mr. Solomon.

         (b) Mr. Solomon has the sole power to vote and to dispose of 280,355 shares (3.0%) of Common Stock (including 138,600 shares of Common Stock into which 20,000 shares of Class C Preferred Stock are presently convertible).

         Mr. Solomon shares the power to vote and dispose of 343,989 shares (3.7%) of Common Stock (including 93,555 shares of Common Stock into which 13,500 shares of Class C Preferred Stock are presently convertible) with Joshua
N. Solomon, who is co-trustee and the sole beneficiary of the Joshua N. Solomon Trust.

         Mr. Solomon shares the power to vote and dispose of 352,559 shares (3.8%) of Common Stock (including 100,485 shares of Common Stock into which 14,500 shares of Class C Preferred Stock are presently convertible) with Abigail
R. Solomon, who is co-trustee and the sole beneficiary of the Abigail R. Solomon Trust.

         Mr. Solomon shares the power to vote and dispose of 364,147 shares (3.9%) of Common Stock (including 117,810 shares of Common Stock into which 17,000 shares of Class C Preferred Stock are presently convertible) with Kate J. Solomon, who is co-trustee and the sole beneficiary of the Kate J. Solomon Trust.

         Joshua N. Solomon is employed by The Young Women's Leadership School as an Assistant Principal and his business address is 105 East 106th Street, New York, New York 10029. Abigail R. Solomon resides at 410 1/2 North Genesee Avenue, Los Angeles, California 90036 and is currently employed as an actress. Kate J. Solomon is employed by L'Oreal as a Marketing Director and her business address is 575 Fifth Avenue, New York, New York 10017.

         Neither Joshua N. Solomon, Abigail R. Solomon nor Kate J. Solomon has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Joshua N. Solomon, Abigail R. Solomon and Kate J. Solomon are each citizens of the United States.

         Mr. Solomon disclaims beneficial ownership of the 1,060,695 shares of Common Stock (including 311,850 shares of Common Stock into which 45,000 shares of Class C Preferred Stock are presently convertible) held by the Trusts.

         (c) On August 19, 2003, Mr. Solomon received options to purchase 3,039 shares of Common Stock under the Company's 2003 Non-Employee Directors' Stock Option Plan. The exercise price for these options is $30.29.

         During the past sixty days, each of the Trusts has effected dispositions, pursuant to a previously adopted plan intended to comply with Rule


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CUSIP No. 610236101                  13D/A                 Page 6 of 11 Pages



10b5-1(c) under the Act, of shares of Common Stock held by the Trusts. See SCHEDULE A for a listing of all such transactions. Mr. Solomon is a co-trustee of the Trusts and, accordingly, may be deemed to have a beneficial interest therein. As set forth in Item 5(b), Mr. Solomon expressly disclaims beneficial ownership with respect to all securities held by the Trusts.

         (d) Pursuant to the agreements governing the Trusts, the beneficiary of each Trust has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities owned by the Trust.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS.

         None.



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CUSIP No. 610236101                  13D/A                 Page 7 of 11 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 15, 2003



                                      /s/ Peter J. Solomon
                                      --------------------------------------
                                      Peter J. Solomon

CUSIP No. 610236101                   13D/A                 Page 8 of 11 Pages



                                   SCHEDULE A

                             NUMBER OF SHARES
    DATE OF TRANSACTION          SOLD(1)            PRICE PER SHARE ($)

         07/15/03                  200                   $28.5810
         07/15/03                  100                   $28.5900
         07/15/03                  300                   $28.6100
         07/15/03                  100                   $28.6200
         07/15/03                  200                   $28.6600
         07/15/03                  100                   $28.6700
         07/15/03                  200                   $28.6800
         07/15/03                  200                   $28.7700
         07/15/03                  200                   $28.7900
         07/15/03                9,027                   $28.8000
         07/15/03                2,519                   $28.8100
         07/15/03                1,400                   $28.8200
         07/15/03                   73                   $28.8500
         07/15/03                  300                   $28.9000
         07/15/03                   81                   $28.9100
         07/16/03                  600                   $28.3600
         07/16/03                  200                   $28.3899
         07/16/03                  200                   $28.4200
         07/16/03                  200                   $28.4300
         07/16/03                  600                   $28.4700
         07/16/03                  300                   $28.4800
         07/16/03                  200                   $28.4900
         07/16/03                  100                   $28.5000
         07/16/03                  400                   $28.5100
         07/16/03                  600                   $28.5400
         07/16/03                  200                   $28.5500
         07/16/03                  600                   $28.5600
         07/16/03                  286                   $28.5700
         07/16/03                  605                   $28.6000
         07/16/03                  200                   $28.6100
         07/16/03                  200                   $28.6300
         07/16/03                  300                   $28.6400
         07/16/03                  200                   $28.6500
         07/16/03                    5                   $28.6600
         07/16/03                    2                   $28.7300
         07/16/03                    2                   $28.8400
         07/17/03                  200                   $28.1500


--------
(1) The amounts shown in this column represent the aggregate number of shares disposed of by all three of the Trusts on the stated date and at the stated price.

CUSIP No. 610236101                  13D/A                 Page 9 of 11 Pages

                            NUMBER OF SHARES
    DATE OF TRANSACTION         SOLD(1)              PRICE PER SHARE ($)


         07/17/03                3,000                   $28.3000
         07/17/03                1,200                   $28.3100
         07/17/03                  400                   $28.3200
         07/21/03                  380                   $27.6900
         07/21/03                2,020                   $27.7000
         07/21/03                  300                   $27.7500
         07/21/03                  300                   $27.9000
         07/22/03                2,300                   $27.6500
         07/22/03                  600                   $27.6600
         07/22/03                3,300                   $27.7000
         07/22/03                1,500                   $27.7500
         07/22/03                  500                   $27.8000
         07/22/03                  500                   $27.9000
         07/22/03                  300                   $27.9500
         07/22/03                  404                   $27.9800
         07/22/03                  100                   $27.9900
         07/22/03                  700                   $28.0000
         07/22/03                   96                   $28.0100
         07/22/03                  200                   $28.0500
         07/23/03                  300                   $28.6000
         07/23/03                  300                   $28.6500
         07/23/03                  900                   $28.7200
         07/23/03                  900                   $28.7500
         07/23/03                  300                   $28.7800
         07/23/03                  300                   $28.7900
         07/23/03                  900                   $28.8000
         07/23/03                1,200                   $28.8500
         07/23/03                  300                   $28.8750
         07/23/03                  600                   $28.8800
         07/23/03                  600                   $28.8900
         07/23/03                  300                   $28.8950
         07/23/03                  600                   $28.9000
         07/23/03                  300                   $28.9200
         07/23/03                  300                   $28.9300
         07/23/03                  300                   $28.9350
         07/23/03                6,600                   $28.9400
         07/23/03                  900                   $29.0000
         07/23/03                1,000                   $29.1000
         07/23/03                  900                   $29.1100
         07/23/03                  100                   $29.1500
         07/23/03                  900                   $29.2000
         07/23/03                2,700                   $29.2250
         07/23/03                4,200                   $29.2500


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CUSIP No. 610236101                  13D/A                 Page 10 of 11 Pages

                             NUMBER OF SHARES
    DATE OF TRANSACTION          SOLD(1)             PRICE PER SHARE ($)


         08/19/03                  600                   $30.2700
         08/19/03                1,104                   $30.3000
         08/19/03                  581                   $30.3300
         08/19/03                  300                   $30.3400
         08/19/03                  400                   $30.3500
         08/19/03                  200                   $30.3510
         08/19/03                  300                   $30.4000
         08/19/03                  195                   $30.4300
         08/19/03                  300                   $30.4400
         08/19/03                  120                   $30.4500
         08/20/03                  300                   $30.0000
         08/20/03                  300                   $30.4300
         08/20/03                  600                   $30.4500
         08/21/03                1,500                   $29.9700
         08/21/03                2,332                   $30.0000
         08/21/03                  100                   $30.0800
         08/22/03                  300                   $29.9900
         08/22/03                8,700                   $30.0000
         08/25/03                  600                   $29.8200
         08/25/03                  900                   $29.8300
         08/25/03                  300                   $29.8500
         08/25/03                  300                   $29.9000
         08/25/03                  600                   $29.9500
         08/25/03                  600                   $29.9600
         08/25/03                  300                   $29.9900
         08/25/03                1,500                   $30.0000
         08/25/03                  500                   $30.0300
         08/25/03                  151                   $30.0500
         08/26/03                  300                   $29.6700
         08/26/03                  300                   $29.7200
         08/26/03                  900                   $29.8000
         08/26/03                  300                   $29.8200
         08/26/03                1,500                   $29.8400
         08/26/03                5,400                   $29.8500
         08/26/03                  221                   $29.8700
         08/26/03                  900                   $29.9000
         08/26/03                1,300                   $29.9500
         08/27/03                  300                   $29.8500
         08/27/03                  182                   $29.8600
         08/27/03                  500                   $29.8800
         08/27/03                1,922                   $29.9200
         08/27/03                  400                   $29.9300
         08/27/03                1,756                   $29.9500

CUSIP No. 610236101                  13D/A                 Page 11 of 11 Pages

                             NUMBER OF SHARES
    DATE OF TRANSACTION          SOLD(1)            PRICE PER SHARE ($)


         08/27/03                  176                   $29.9600
         08/27/03                1,200                   $29.9800
         08/27/03                1,218                   $30.0000
         08/27/03                  300                   $30.0200
         08/28/03                   58                   $29.7500
         08/28/03                5,600                   $29.7700
         08/28/03               10,027                   $29.7846
         08/28/03                  300                   $29.8300
         08/28/03                3,115                   $29.8500
         08/28/03                  300                   $29.8800
         08/28/03                  300                   $29.9000
         08/29/03                  242                   $29.7000
         08/29/03                  700                   $29.8000
         08/29/03                1,000                   $29.8100
         08/29/03                  300                   $29.8500